Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

August 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Lynn Dicker, Dillon Hagius and Alan Campbell

Re:	Phoenix Biotech Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 19, 2023

File No. 333-272467

Ladies and Gentlemen,

On behalf of Phoenix Biotech Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated August 2, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amendment No. 2, and page references otherwise correspond to the page numbers in the Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Please disclose the total percentage of Public Shares that were redeemed in connection with the shareholder votes connected to the First Extension and Second Extension.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages x, 1, 133, 134, 170 and 180 of the Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

Market and Industry Data, page ii

2.	We note your revisions made in response to prior comment 5 and note that you have retained the statement that your internal research has not been verified by any independent source and included a statement that the information in the proxy statement/prospectus “cannot always be verified with complete certainty.” Please revise your disclosure to clarify you are liable for such information appearing in the proxy statement/prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page ii of the Amended Registration Statement in response to the Staff’s comment.

Questions and Answers About the Proposals, page vii

3.	We note your response to comment 4 and re-issue in part. Please include a Q&A discussing the Nasdaq deficiency notice and disclose whether the parties currently intend to waive the Nasdaq listing condition if the stock of the Combined Company is not approved for listing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xiv of the Amendment No. 2 in response to the Staff’s comment.

What will CERo stockholders and holders of CERo options and CERo warrants receive in the Business Combination?, page vii

4.	We note your response to comment 6 and re-issue. Please revise your definition of the term “Business Combination Consideration” to quantify the amount and/or value of the consideration, including the Earnout Shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages viii and 155 of the Amendment No. 2 in response to the Staff’s comment. The Company has included the automatic conversion of the CERo Bridge Notes in all instances of the disclosure (first instance page 3 of Prospectus/Proxy) listing in paragraph of tabular form, how each individual CERo security and debt instrument will be handled on consummation of the transaction.

What happens if a substantial number of stockholders vote in favor of the Business Combination Proposal and exercise redemption rights?, page xv

5.	We note your response to comment 11. Please revise your presentation in this Q&A as follows:

●	aggregate the total number of shares owned by the Sponsor onto one line;

●	ensure that your percentages are correct, in this regard, we note that footnote (1) to the table states the maximum redemption scenario assumes that 1,288,298 shares of Class A common stock, “which represents approximately 59% of PBAX’s currently outstanding Class A common stock” are redeemed, but your disclosure on the cover page indicates the Sponsor holds approximately 73.6% of the outstanding shares of Class A common stock;

●	identify the advisor and the underwriter that purchased the private placement shares; and

●	update the Trust Account’s value as of the latest practicable date.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

As to the last bullet point, please ensure the Trust Account’s value is updated throughout the filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages xiii, xvii, xviii, xix, xxi, 13, 133, 147,170, and 180 of the Amendment No. 2 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 1

6.	We note your response to comment 7. In addition to the Q&A on page x, please include a discussion of the Combined Company’s liquidity position following the Business Combination in the Summary of the Proxy Statement/Prospectus. In your revisions, please describe and quantify the payments required to be made by the Combined Company following the Business Combination, including transaction expenses, as well as any other debt obligations of the Combined Company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the sources and use disclosure on pages x, xi, 5, 6, 17, 21, 35, 94, 100, 149 and 252 of the Amendment No. 2 in response to the Staff’s comment.

Pro Forma Ownership of New CERo Upon Closing, page 4

7.	We note your response to comment 16. Please clarify whether the Sponsor’s total potential ownership interest in the Combined Company includes affiliates of the Sponsor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor’s total potential ownership reflects shares held directly by the Sponsor and that it is not aware of any affiliates of the Sponsor owning shares of the Company.

Sources and Uses of Funds for the Business Combination, page 15

8.	We note your response to prior comment 18. We further note that the “Total Sources” and “Total Uses” figures for each column in the table appearing here and on page 148 do not appear to be the same. Please revise your disclosure accordingly. To the extent that New CERo will have outstanding debt following the Business Combination (assuming that a PIPE financing is not consummated and the parties waive the Available Closing Cash condition), please revise your disclosure here, in the liquidity discussion, and in the Q&A accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 6, 16, 17 and 149 of the Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

Consideration to CERo’s Stockholders, page 124

9.	Your disclosure throughout the filing indicates that the calculation of the Exchange Ratio is described on page 124 of the prospectus, but we are unable to locate the calculation on page 124. Please revise your disclosure or advise. Please also disclose the Exchange Ratio as of the latest practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 155 of the Amendment No. 2 in response to the Staff’s comment.

Background of the Business Combination

Overview, page 126

10.	We note your disclosure here that Launchpad Capital is the manager of the Sponsor. Your disclosure elsewhere through the prospectus, including on the cover page, indicates that Chris Ehrlich is the manager of the Sponsor. Please reconcile your disclosure here and throughout, as necessary, to clarify who manages and owns your Sponsor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 127 of the Amendment No. 2 in response to the Staff’s comment.

PBAX’s Interaction with Intrinsic, page 131

11.	We note your response to comment 23 and re-issue in part. Please disclose any material events between October 31, 2022 and December 6, 2022 that impacted the willingness or ability of the parties to consummate the Intrinsic Business Combination, or affirmatively disclose the lack thereof, and disclose whether PBAX paid any fees in connection with the Termination Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 133 of the Amendment No. 2 in response to the Staff’s comment.

Engagement with CERo, page 133

12.	We note your response to comment 13. Please specifically identify the members of the Special Committee.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 136 of the Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

13.	We note your response to comment 25 and revised disclosure. Please disclose the valuation ascribed to CERo in the most recent round of private investment prior to PBAX and CERo beginning negotiations regarding the Business Combination and the date of that valuation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Amendment No. 2 in response to the Staff’s comment.

14.	We note your inclusion of the Reallocation Shares in this amendment. Please revise this section to describe how these shares became part of the Business Combination transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that PBAX and CERo have agreed to the terms of the Reallocation Shares pursuant to a non-binding letter of intent, but that the allocation of the Reallocation Shares depends upon negotiations with sources of financing and non-redemptions and, accordingly, has not yet been determined. The Company will update such disclosure when the terms of the Reallocation Shares are determined.

Opinion of the Financial Advisor to the Board, page 136

15.	We note your response to comment 27. In the filing itself, please disclose whether RNA included any deSPAC’d companies in its public company market value analysis. To the extent RNA did not include any deSPAC’d companies in this analysis, please explain why.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 140, 141 and 142 of the Amendment No. 2 in response to the Staff’s comment.

Licensing transactions, page 141

16.	We note your response to comment 29. Please revise the filing to explain why RNA estimated the gross-up factor by assessing the deal terms from the Bristol Myers Squibb—Century Therapeutics licensing transaction from January 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 142 of the Amendment No. 2 in response to the Staff’s comment.

Anticipated Accounting Treatment of the Business Combination, page 150

17.	We acknowledge your response to prior comment 33. It appears your conclusion that the Business Combination is to be viewed as an asset acquisition with PBAX as the accounting acquirer does not fully take into account that CERo Therapeutics, Inc. (CERo)’s operations prior to the Business Combination will comprise the ongoing operations of New CERo and item #3 listed in the table on page 12 of your response. In addition to these factors, the facts that CERo’s current auditor will be the independent auditor of the Combined Company and that the corporate headquarters and principal executive offices of New CERo will be located at CERo’s current headquarters appear to identify CERo as the accounting acquirer. Please provide a more detailed analysis of your conclusions regarding the accounting acquirer. Additionally, revise your presentation and disclosures in the filing accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that our response to prior comment 33 incorrectly documented that CERo shareholders would own the majority of the voting rights of the combined company, when in fact Phoenix shareholders will hold the majority of the voting rights (58.5%, and 53.3% respectively) under both the “No Redemptions”, and “Maximum Redemption” scenarios. Please see a revised screenshot below with the correct “X” under the Phoenix column accordingly. We acknowledge that additional factors such as the location of the corporate headquarters may indicate that CERo Therapeutics, Inc. may be the accounting acquirer; however we believe that in evaluating all of the factors in the aggregate, that it is appropriate to determine that Phoenix is the accounting acquirer based on the factors below. As it relates to the Staff’s comment related to the independent auditor, we do not believe that this is an indicator that is normally considered and if considered, would not change our conclusion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

Intellectual Property, page 198

18.	We note your response to comment 36 and re-issue in part. Please clarify which U.S. patent applications were “allowed” and explain the significance of this determination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 64 and 203 of the Amendment No. 2 in response to the Staff’s comment.

Beneficial Ownership, page 247

19.	Please ensure that your disclosure concerning Sponsor ownership of your Common Stock is consistent throughout the filing. While you note your Sponsor owns 78.2% of the shares of your outstanding Common Stock, we also note disclosure throughout the filing that the Sponsor holds approximately 73.6% of the shares of your outstanding Common Stock.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it revised instances of Sponsor’s ownership of outstanding shares of PBAX Class A common stock on pages xiii, xix, xxi, 2 4, 11, 13, 91,147, 148 and 252 of the Amended Registration Statement in response to the Staff’s comment.

Management of New CERo, page 278

20.	We re-issue comment 42. Your disclosure on page 279 continues to state that Robert Sikorski, M.D., Ph.D. is “qualified to serve on the New CERo Board based on his substantial medical, scientific and leadership experience.” Please revise your disclosure accordingly. Please also clarify how much time Dr. Sikorski will devote to New CERo on a weekly basis following the consummation of the Business Combination and his anticipated responsibilities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 282 of the Amendment No. 2 in response to the Staff’s comment.

Compensation of Directors and Executive Officers, page 282

21.	We note your response to comment 43 and your revised disclosure on page 135 that “[a]s of the date of this proxy statement/prospectus, CERo has not yet engaged a compensation consultant, but intends to do so in connection with the closing of the Business Combination.” Please specify whether this compensation consultant will be engaged prior to the closing of the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 136 of the Amendment No. 2 in response to the Staff’s comment.

*****

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 11, 2023

Please contact the undersigned at (212) 459-7203 or via email at JLetalien@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien
Goodwin Procter LLP

cc:	Chris Ehrlich, Phoenix Biotech Acquisition Corp.

Stephen M. Davis, Goodwin Procter LLP

Adam C. Berkaw, Ellenoff Grossman & Schole LLP